SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 12, 2009

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation)

Grand Place/Grote Markt 1

1000 Brussels

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

This Report contains a copy of the following:

(1)	The Press Release issued on November 12, 2009.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Consolidated Articles of Association as of 22 October 2009 following the recording of the completion of the capital increase

Brussels, 12 November 2009 – 1 / 19

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports Third Quarter and 2009 Nine Months Results

Except where otherwise stated, the analyses below are based on organic figures and refer to 3Q09 versus 3Q08, and 9M09 versus 9M08 respectively. To facilitate the understanding of Anheuser-Busch InBev’s underlying performance, the comments in this press release, unless otherwise indicated, are based on organic and normalized numbers. Given the transformational nature of the transaction with Anheuser-Busch, we present in this press release the 3Q08 consolidated volumes and results up to normalized EBIT on a combined basis (including financials of Anheuser-Busch, which we believe provides a fair view of the underlying organic performance of our business). All references per hectoliter (per hl) exclude US Entertainment and Packaging activities.

HIGHLIGHTS

•

Volume performance: Total 3Q09 volumes decreased 3.2%, with own beer volumes down 3.1%. Soft drink volumes fell 2.3% in 3Q09. In 9M09, total volumes decreased 1.2%, with own beer volumes down 1.4%, and soft drink volumes up 2.5%

•	Focus Brands: 3Q09 Focus Brand volumes grew 0.4% led by Antarctica, Brahma and Skol in Brazil, Harbin and Budweiser in China, and Stella Artois in the UK. In 9M09 Focus Brands grew 1.6%

•	Market share gains: In 9M09 we gained market share in 5 of our key markets: Argentina, Belgium, Brazil, the UK, and the US, and maintained market share in the Ukraine

•

Revenue growth: Revenues fell 0.4% in 3Q09 and rose 1.8% in 9M09, while revenue per hl was up 3.9% in 3Q09 and 4.6% in 9M09 due to continued effective revenue management including selected price increases

•

Cost of Sales (CoS): CoS for 3Q09 decreased 6.4% overall and 2.8% per hl as we benefited from synergies achieved, procurement efficiencies and lower costs of non-hedgeable inputs. In 9M09, CoS decreased 4.2%, and 1.1% per hl

•

Operating expenses: The combined expenses for distribution, sales and marketing, administrative and other operating items decreased 3.7% in 3Q09 and 4.7% in 9M09 driven by continuous fixed cost management in all Zones and synergy programs in the US driving greater efficiency

•

EBITDA: 3Q09 EBITDA grew 11.9% to 3 549 million USD, with EBITDA margin of 36.4% compared to 32.6% in 3Q08, up 394 bp on an organic basis. 9M09 EBITDA grew 18.0% to 9 932 million USD with a 36.2% margin, 487 bp of organic improvement. For the nine months, all operating Zones delivered organic EBITDA margin expansion

•

Profit: 3Q09 normalized profit attributable to equity holders of AB InBev came in at 1 132 million USD, compared to 837 million USD in 3Q08 on a reported basis. In 9M09, normalized profit attributable to equity holders of AB InBev of 3 050 million USD compares to 2 084 million USD in 9M08 on a reported basis

•	Non-recurring items: 3Q09 normalized EPS of 0.72 USD per share excludes net 414 million USD of non-recurring gains, primarily reflecting a 436 million USD gain for the South Korea asset disposal

•

Disposals: We overachieved against our target with approximately 9.4 billion USD of asset disposals of which approximately 7.4 billion USD are cash proceeds at closing. These amounts include the sale of Busch Entertainment Corporation to the Blackstone Group announced on 7 October and the sale of the Central European operations to CVC Capital Partners announced on 15 October. Both transactions are expected to close by HY10

•	Debt pay-down: The remaining balance of the 12 billion USD Facility “A” has been fully repaid in October 2009, one year before maturity

Brussels, 12 November 2009 – 2 / 19

Figure 1 - Consolidated performance (million usd)

	3Q09	3Q08 Reported	3Q08 Combined	Organic growth
Total volumes (thousand hls)	106 609	71 832	112 257	-3.2%
Total beer volumes	96 478	61 579	101 991	-3.3%
Of which AB InBev own beer	94 969	60 395	100 722	-3.1%
Non-beer volumes	10 131	10 254	10 266	-2.3%
Revenue	9 763	6 061	10 893	-0.4%
Gross profit	5 259	3 502	5 599	5.2%
Normalized EBITDA	3 549	2 138	3 553	11.9%
Normalized EBIT	2 842	1 671	2 789	14.3%
Profit attributable to equity holders of AB InBev (normalized)	1 132	837
Profit attributable to equity holders of AB InBev	1 546	690

Normalized earnings per share (usd)	0.72	0.87
Earnings per share (usd)	0.98	0.72

Margins
Gross margin	53.9%	57.8%	51.4%	285	bp
Normalized EBITDA margin	36.4%	35.3%	32.6%	394	bp
Normalized EBIT margin	29.1%	27.6%	25.6%	368	bp

	9M09	9M08 Reported	9M08 Combined	Organic growth
Total volumes (thousand hls)	306 884	199 295	313 179	-1.2%
Total beer volumes	276 201	169 401	283 236	-1.6%
Of which AB InBev own beer	271 768	165 766	279 355	-1.4%
Non-beer volumes	30 682	29 894	29 943	2.5%
Revenue	27 461	16 624	30 195	1.8%
Gross profit	14 567	9 600	15 279	7.6%
Normalized EBITDA	9 932	5 535	9 262	18.0%
Normalized EBIT	7 864	4 233	7 071	21.9%
Profit attributable to equity holders of AB InBev (normalized)	3 050	2 084
Profit attributable to equity holders of AB InBev	3 334	1 898

Normalized earnings per share (usd)	1.93	2.18
Earnings per share (usd)	2.11	1.98

Margins
Gross margin	53.0%	57.7%	50.6%	288	bp
Normalized EBITDA margin	36.2%	33.3%	30.7%	487	bp
Normalized EBIT margin	28.6%	25.5%	23.4%	459	bp

Anheuser-Busch InBev’s 3Q09 and 3Q08, and 9M09 and 9M08 reported numbers are based on unaudited interim consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD. The reported numbers for the three and nine months ended 30 September 2009 and 2008. In the opinion of management, the reported numbers include all normal recurring adjustments that are necessary to present fairly the results for interim periods. Due to seasonal fluctuations and other factors, the results of operations for the three and nine months ended 30 September 2009 are not necessarily indicative of the results to be expected for the full year.

Brussels, 12 November 2009 – 3 / 19

Given the transformational nature of the transaction with Anheuser-Busch we are presenting the 2008 consolidated volumes and results up to normalized EBIT on a combined basis, i.e. including financials of Anheuser-Busch in the comparative basis and as such these financials are included in the organic growth calculation. To facilitate the understanding of Anheuser-Busch InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start up or termination of activities, or the transfer of activities between segments.

Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before nonrecurring items. Nonrecurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of such measures to the most directly comparable IFRS measures is disclosed in figure 5.

Values in the figures and annexes may not add up, due to rounding. 3Q09 and 9M09 EPS based upon weighted average of 1 583 million shares, compared to 956 million shares in 3Q08 and 9M08, adjusted in line with the Euronext Liffe method.

MANAGEMENT COMMENTS

Carlos Brito, CEO, commented: “We delivered double-digit EBITDA growth in a challenging operating environment, made significant progress on all our commitments, while increasing our sales and marketing investment.

The integration of Anheuser-Busch continues to run ahead of plan. We captured 265 million USD of synergies in the third quarter of 2009, bringing our nine month total to 875 million USD. At the same time we are launching two new products in the US: Bud Light Golden Wheat and Select 55.

Anheuser-Busch InBev enters the fourth quarter a much stronger company than at the start of the year, with a significantly improved balance sheet. The sale of Busch Entertainment and our Central European operations drove our divestiture total well over our 7 billion USD commitment, to approximately 9.4 billion USD, of which approximately 7.4 billion USD are cash proceeds at closing. Deleveraging remains a priority and we will continue to execute against our synergy and cash flow goals, while selectively evaluating non-core assets during the normal course of business.

In summary, with our formal divestiture program complete, we can now focus all of our efforts on growing our core business, including realizing top line synergy opportunities not considered in our 2.25 billion USD synergy commitment.”

Felipe Dutra, CFO, added: “Third quarter results came in largely as expected: consolidated volumes fell 3.2% versus the most difficult comparison of the year. However, we gained or maintained market share in six of our key markets and our Focus Brands grew 0.4% in the third quarter and 1.6% in the first nine months.

Brussels, 12 November 2009 – 4 / 19

EBITDA increased 11.9% in the third quarter, with margin gains in five out of six operating Zones. Year to date, all operating Zones have shown EBITDA margin improvement. Cost of Sales per hectoliter came in better than expected, largely due to global efficiency programs and some easing of raw material costs.

After the quarter, we announced the sale of Busch Entertainment for up to 2.7 billion USD including a contingent value of up to 400 million USD, and our Central European Operations for an enterprise value of 2.2 billion USD and up to 800 million USD of contingent value. We expect both transactions to close by the first half of 2010. In addition to these divestitures, we accessed the debt market in 3Q09 with a 2 billion BRL (1.05 billion USD) offering, and again on 13 October, when we raised 5.5 billion USD. We have repaid the 12 billion USD Facility “A” one year ahead of the November 2010 maturity; and our focus is now to repay the remaining 8.9 billion of our 13 billion USD Facility “C” maturing in November 2011.

To facilitate broader ownership of Anheuser-Busch InBev shares in the US capital markets, and reflect the company’s global presence, our American Depositary Receipts (ADR) began trading on the New York Stock Exchange (NYSE) under the symbol “BUD” on 16 September. Ordinary shares continue to trade on the Euronext Brussels, our primary listing, under the symbol “ABI”.

Looking forward, we see improving volume comparisons in the fourth quarter, but expect year-over-year EBITDA gains in-line with third quarter levels due to higher year-over-year sales and marketing investment and administrative expenses. Recall that in 4Q08 we reversed variable incentive compensation accruals, making this comparison especially challenging.”

FOCUS BRANDS

While we have nearly 300 brands, the majority of our marketing resources are invested in our Focus Brands, those that we believe have the greatest growth potential in their relevant consumer segments. 3Q09 saw Focus Brand volume increases of 0.4%, ahead of own beer volumes, demonstrating the strength of the core portfolio. In 9M09, our Focus Brands grew 1.6%, ahead of own beer volumes.

Focus Brand highlights in 3Q09:

•

Antarctica, Brahma and Skol each delivered double digit volume growth, driven by the launch of the Antarctica Sub-Zero line extension, and package innovations such as the introduction of the 1 liter bottle and the 269ml can. All three Focus Brands continued to exhibit positive brand health indicators, and contributed to market share expansion

•

In China, Budweiser and Harbin continued their national expansion with strong growth of 12.1% and 5.7%, respectively. All incremental investments behind Budweiser and Harbin, such as the Budweiser National Karaoke Contest, were funded through first half 2009 savings from non-working money, following our “Cost-Connect-Win” model

Brussels, 12 November 2009 – 5 / 19

•

In the UK, our three global flagship brands, Stella Artois, Beck’s and Budweiser, all posted double digit growth despite a declining environment. Innovation played a key role in the continuing growth of Stella 4% and Beck’s Vier

•	Our US marketing teams prepared the product launches of Bud Light Golden Wheat and Select 55, while maintaining Bud Light Lime’s growth momentum and driving increased interest in Michelob Ultra

•	In Canada, the Bud Light family grew 6.8% as Bud Light Lime maintained its strong momentum following the launch of can packaging and major brand building activities using social media platforms

OPERATING PERFORMANCE

Figure 2 - Volumes (thousand hls)

	3Q08 Combined	Scope	Organic growth	3Q09	Organic growth
North America	38 085	-756	-1 737	35 593	-4.7%
Latin America - North	23 777	-6	2 032	25 803	8.5%
Latin America - South	7 345	275	-411	7 208	-5.6%
Western europe	9 179	155	-305	9 029	-3.3%
Central and Eastern europe	14 300	0	-2 402	11 898	-16.8%
Asia Pacific	18 808	-2 203	-537	16 068	-3.2%
Global Export and Holding Companies	763	368	-120	1 011	-10.6%
AB InBev Worldwide	112 257	-2 167	-3 481	106 609	-3.2%

	9M08 Combined	Scope	Organic growth	9M09	Organic growth
North America	108 606	-2 213	-1 954	104 438	-1.8%
Latin America - North	71 021	-608	5 350	75 763	7.6%
Latin America - South	23 133	525	-609	23 049	-2.6%
Western europe	26 534	462	-1 509	25 487	-5.6%
Central and Eastern europe	36 722	0	-4 088	32 634	-11.1%
Asia Pacific	45 027	-2 203	-803	42 021	-1.9%
Global Export and Holding Companies	2 137	1 518	-163	3 492	-4.5%
AB InBev Worldwide	313 179	-2 519	-3 777	306 884	-1.2%

North America

North American total volumes decreased 4.7% in 3Q09, and 1.8% in 9M09.

Shipment volumes in the United States declined 5.1% in 3Q09. We faced tough comparisons following strong Anheuser-Busch volume growth of 2.3% in the same period last year. Domestic US beer selling-day adjusted sales-to-retailers (STRs) decreased 2.8% in 3Q09, and 0.6% in 9M09, primarily due to difficult comparisons: in 3Q08, Anheuser-Busch STRs increased 3.6% driven by the successful roll-out of Bud Light Lime and the timing of pricing actions. Despite these difficult comparisons, we have achieved market share gains year to date.

Brussels, 12 November 2009 – 6 / 19

The difference between shipment volumes and STRs in 3Q09 results from our efforts to optimize production costs – through balanced brewery utilization – and to reduce out of pattern transportation costs. In addition, a weak summer industry further led to high inventories at the distributor level.

In Canada, own beer volumes fell 0.7% in 3Q09 in a weak industry environment, and increased 0.1% in 9M09. The Bud Light family achieved 6.8% growth in the quarter driven by the continued momentum of Bud Light Lime, now extended to cans.

Zone gross profit rose 4.7% in 3Q09 driven by revenue growth of 2.6% per hectoliter, and lower CoS of 8.8%, or 4.1% per hectoliter. Revenue per hl reflects continued price improvement from the 2008 increases in the US and the sustained success of premium priced Bud Light Lime, somewhat offset by a general mix-shift in favor of the Busch and Natural brands. Our synergy program drove the reduction in CoS, aided by lower raw material and packaging costs. Operating expenses in the 3Q and 9M fell due to Zero Based Budgeting (ZBB) savings, lower transport and fuel costs. Media deflation and savings in non-working money for sales and marketing allowed us to “buy more for less”, especially for campaigns supporting new product innovations.

Synergy achievement and operational discipline led to an organic EBITDA increase of 15.8% in 3Q09. EBITDA margin improved from 30.2% in 3Q08 on a combined basis to 35.9% in 3Q09. 9M09 EBITDA was 4 603 million USD, representing organic growth of 24.2%. EBITDA margin increased from 30.0% on a combined basis to 38.5% in 9M09.

Latin America North

Latin America North (LAN) delivered strong volume growth of 8.5% in 3Q09, with beer volumes up 11.3% and soft drinks up 1.9%. In 9M09, volumes in the Zone increased 7.6%, as beer volumes grew 7.9% and soft drinks grew 6.8%.

In Brazil, 12.3% beer volume growth resulted from a combination of strong industry performance as well as market share gains driven by product and packaging innovations, notably Antarctica Sub-Zero, the 1 liter bottle and the 269 ml can. The industry also continued to benefit from higher consumer disposable income for the third consecutive quarter. During 3Q09, we increased our market share by 218 bps, reaching 69.4%, according to Nielsen, mainly due to the performance of our innovations. Soft drinks volumes rose 2.2% on top of a very strong performance in 3Q08, when volumes grew 14.8%.

Revenue per hl for LAN grew 2.9% as our price increases were partly offset by packaging mix and tax increases ahead of inflation. CoS per hl were nearly flat with last year as higher costs in some markets were offset by favorable currency and commodity hedges, lower corn prices, as well as efficiency gains in our operations.

Latin America North EBITDA rose 10.4% to 831 million USD behind strong top line growth and fixed cost management, leading to a 3Q09 EBITDA margin of 45.2%. 9M09 EBITDA was 2 271 million USD, an increase of 12.3%, with margin expanding from 45.1% in 9M08 to 45.9% this year.

Brussels, 12 November 2009 – 7 / 19

Latin America South

Latin America South (LAS) delivered positive operating performance despite a tough macroeconomic environment. We partly offset the impact of an industry slowdown by growing market share within the region through new marketing initiatives and increased innovations. Total volumes declined 5.6% in 3Q09, with beer down 2.0% and non-beer declining 10.7%.

In Argentina, 3Q09 beer volume increased 0.4% and 1.6% in 9M09, despite very tough volume comparisons of 15.7% and 12.8% in the same period last year, respectively. We gained market share in 9M09, while the industry continued to decelerate. Stella Artois grew 20.3% in 3Q09 and 21.3% year to date, and continued to build its position as the country’s leading international brand.

Zone EBITDA increased 26.6% to 171 million USD, primarily as a result of revenue growth, partially offset by higher sales and marketing expenses related to commercial campaigns and increased distribution expenses reflecting continued increases in labor and transportation costs. EBITDA margin reached 40.9%, an increase of 409 bp. 9M09 EBITDA rose to 583 million USD, an increase of 28.6%, with EBITDA margin improvement from 41.1% to 44.8% in 9M09.

Western Europe

Own beer volumes in 3Q09 declined 1.2%, while total volumes including subcontracted volumes declined 3.3%, a reflection of our strategy to concentrate on own beer products. In 9M09, own beer volumes decreased 2.7%, with total Zone volume down 5.6%.

In Germany, own beer volumes fell 7.1% in 3Q09 and 5.8% in 9M09, driven largely by a deteriorating industry. Own beer volumes in Belgium decreased 3.7% in 3Q09. In 9M09, beer volumes were off 1.7%. Year to date we achieved market share gains, slightly outperforming the declining market driven by the local flagship brand Jupiler. In the United Kingdom, own beer volumes grew 3.7% in 3Q09 and fell 1.9% in 9M09, posting market share gains in the nine months and clearly outperforming the industry in the quarter. During the third quarter, double digit volume growth of our three global flagship brands – Stella Artois, Beck’s and Budweiser – was partly offset by discontinuation of certain other brands, in line with our Focus Brand strategy. Innovation drove the strong performance of Stella Artois and Beck’s, with the continuing growth of Stella 4% and Beck’s Vier, while Budweiser benefited from increased brand investment.

The Western Europe Zone continued to deliver solid operating results in 3Q09. Lower fuel prices and distribution efficiencies reduced distribution expenses. Sales and marketing expenses decreased 50 million USD, principally due to marketing and promotion synergies in the UK and ongoing media cost deflation.

Zone EBITDA increased 16.1% to 340 million USD, and the EBITDA margin improved 442 bp to 28.1%. 9M09 EBITDA organically grew 22.8% to 810 million USD. EBITDA margin expanded from 19.3% on a combined basis to 24.9% in 9M09.

Brussels, 12 November 2009 – 8 / 19

Central and Eastern Europe

Volumes in Central and Eastern Europe (CEE) decreased 16.8% in 3Q09 and 11.1% in 9M09 reflecting difficult market conditions in most countries, especially in Russia where volumes fell 20.4% in 3Q09 and 15.4% in 9M09. Although market share remains below last year’s levels, we started to see improvements following the introduction of customer loyalty programs, and progress in the supermarket channel. In the Ukraine, beer volume decreased 8.3% in 3Q09 and 4.2% in 9M09 while we maintained our market share.

The Zone delivered EBITDA growth in 3Q09 of 26.5% fueled by lower CoS and lower distribution expenses as transport tariffs decreased compared to last year. EBITDA margin improved from 22.8% to 30.0%. 9M09 EBITDA reached 518 million USD, an organic increase of 45.6% with margin improvement from 18.9% to 26.2%.

Asia Pacific

Zone volumes declined 3.2% in 3Q09 as volume growth in the Southeast, Southwest and North of China was more than offset by reduced volumes in the Central and Eastern regions. In 3Q09 our Focus Brands Budweiser and Harbin delivered volume growth of 12.1% and 5.7%, respectively. For 9M09, Zone volumes declined 1.9%.

The disposal of Oriental Brewery was completed on 24 July 2009. As of 3Q09, the South Korean business is no longer reported as part of the Asia Pacific Zone, resulting in a negative scope effect for the Zone of 2.2 million hectoliters, 215 million USD of revenue, and 95 million USD of EBITDA for 3Q09.

Asia Pacific achieved EBITDA growth of 32.2% to 110 million USD driven by gross margin expansion and fixed cost management. Zone EBITDA margin was 21.4%, up 396 bp from last year. 9M09 EBITDA rose 17.5% to 315 million USD. The EBITDA margin was 19.8% in 9M09, an increase of 224 bp.

Synergy update

We remain on target to deliver 1 billion USD of synergies in 2009. Year-to-date, 875 million USD of synergies have been captured, with 295 million USD in 1Q09, 315 million USD in 2Q09, and 265 million USD in 3Q09, driven by the successful implementation of ZBB, manufacturing best practices, and, to a lesser extent, procurement savings.

Global Export and Holding Companies (GEHC)

GEHC, including the US Entertainment and Packaging businesses, reported an EBITDA of 404 million USD in 3Q09, a decrease of 69 million USD year over year. 9M09 EBITDA was 832 million USD, a decrease of 129 million USD vs. 9M08.

•	US Packaging delivered 376 million USD of revenue in 3Q09 and 1 098 million USD in 9M09

•	US Entertainment contributed revenue of 480 million USD in 3Q09 and 1 060 million USD in 9M09

Brussels, 12 November 2009 – 9 / 19

CONSOLIDATED INCOME STATEMENT

Figure 3 - Consolidated Income Statement (million usd)

	3Q08 Reported	3Q08 Combined	Scope	Currency translation	Organic growth	3Q09	Organic growth
Revenue	6 061	10 893	-223	-863	-43	9 763	-0.4%
Cost of sales	-2 559	-5 293	108	351	330	-4 505	6.4%
Gross profit	3 502	5 599	-115	-513	287	5 259	5.2%
Distribution expenses	-711	-922	7	86	135	-694	14.7%
Sales and marketing expenses	-884	-1 448	36	124	-23	-1 311	-1.6%
Administrative expenses	-340	-573	6	51	-12	-528	-2.1%
Other operating income/expenses	104	134	-3	-15	2	117	1.2%
Normalized profit from operations (normalized EBIT)	1 671	2 789	-69	-267	389	2 842	14.3%
Non recurring items above EBIT	-118					412
Net finance costs	-243					-971
Non recurring net finance cost	-38					5
Share of results of associates	1					157
Income tax expense	-275					-601
Profit	998					1 844
attributable to equity holders of AB InBev	690					1 546

attributable to minority interests	307					298

Normalized EBITDA	2 138	3 553	-81	-336	413	3 549	11.9%
Normalized profit attributable to equity holders of AB InBev	837					1 132

	9M08 Reported	9M08 Combined	Scope	Currency translation	Organic growth	9M09	Organic growth
Revenue	16 624	30 195	-228	-3 031	525	27 461	1.8%
Cost of sales	-7 024	-14 916	202	1 194	625	-12 894	4.2%
Gross profit	9 600	15 279	-26	-1 837	1 150	14 567	7.6%
Distribution expenses	-2 006	-2 636	-23	319	370	-1 970	13.9%
Sales and marketing expenses	-2 578	-4 174	37	442	113	-3 582	2.7%
Administrative expenses	-1 071	-1 750	22	215	-105	-1 619	-6.0%
Other operating income/expenses	288	353	161	-50	3	467	0.9%
Normalized profit from operations (normalized EBIT)	4 233	7 071	172	-911	1 532	7 864	21.9%
Non recurring items above EBIT	-172					318
Net finance costs	-756					-2 963
Non recurring net finance cost	-38					5
Share of results of associates	4					385
Income tax expense	-507					-1 421
Profit	2 764					4 187
attributable to equity holders of AB InBev	1 898					3 334
attributable to minority interests	866					854

Normalized EBITDA	5 535	9 262	162	-1 149	1 657	9 932	18.0%
Normalized profit attributable to equity holders of AB InBev	2 084					3 050

Revenue – Consolidated revenue fell 0.4% in 3Q09, to 9 763 million USD. The increase in revenue per hectoliter of 3.9% reflects effective revenue management including selective price increases. Consolidated revenue in 9M09 grew 1.8% to 27 461 million USD, and 4.6% per hectoliter.

Cost of Sales (CoS) – CoS for 3Q09 decreased 6.4% overall, or 2.8% per hl, driven by procurement best practices, synergies in the US and gains in Asia Pacific, while LAS and CEE continued to face higher CoS/hl compared to last year. In addition, Cost of Sales benefited from lower spot prices for non-hedgeable input costs. In 9M09, CoS decreased 4.2%, and CoS per hl slightly declined by 1.1%.

Brussels, 12 November 2009 – 10 / 19

Operating expenses – Aggregate operating expenses decreased 3.7% in 3Q09 and 4.7% in 9M09:

•	Distribution expenses decreased 14.7% in 3Q09 and 13.9% in 9M09, mainly due to synergies in the US, and lower tariffs in CEE

•

Sales and marketing expenses grew 1.6% in 3Q09 and fell 2.7% in 9M09, as savings in non-working money in the US were re-invested in the launch of product innovations. In addition, North America and Western Europe continued to benefit from media and advertising cost deflation

•

Administrative expenses increased 2.1% in 3Q09 and 6.0% for 9M09 as ZBB savings were offset by higher accruals for variable compensation compared to 2008, when some Zones already accrued for lower variable compensation as a result of the business performance at that time

•	Other operating income/expenses increased 1.2% to 117 million USD in 3Q09, and 0.9% to 467 million USD in 9M09

Non-recurring items – Normalized EBITDA excludes non-recurring items of 412 million USD in 3Q09, and 318 million USD in 9M09. These items include a 436 million USD capital gain for the asset disposal of South Korea, recorded in 3Q09, partly offset by restructuring and other charges.

3Q09 and 9M09 Profit – Normalized profit attributable to equity holders of Anheuser-Busch InBev was 1 132 million USD in 3Q09, compared to 837 million USD in 3Q08 on a reported basis, and 3 050 million USD in 9M09, compared to 2 084 million USD in 9M08 on a reported basis:

•

Net finance costs were 966 million USD in 3Q09 vs. 281 million USD in 3Q08 as reported, and 2 959 million USD in 9M09 versus 794 million USD in 9M08 as reported. The increase reflects interest on the existing Anheuser-Busch debt and the senior facilities to fund the acquisition, non-cash amortization of the arrangement fees paid on the senior facilities, and amortization of the fair value adjustment on the Anheuser-Busch debt. A breakdown of the net finance costs is illustrated below, in Figure 4

Figure 4 - Net finance costs (million usd)

	3Q09	3Q08 Reported	9M09	9M08 Reported
Net Interest expense	-816	-262	-2 546	-702
Accretion expense	-137	-1	-346	-10
Other Financial results	-13	-18	-66	-82
Net finance costs	-966	-281	-2 958	-794

•

Share of results of associates was 157 million USD in 3Q09 compared to 1 million USD in 3Q08 as reported, and 385 million USD in 9M09 compared with 4 million USD in 9M08 as reported, attributed to the result of Grupo Modelo in Mexico

Brussels, 12 November 2009 – 11 / 19

•

Income tax expense in 3Q09 was 601 million USD with an effective tax rate of 26.3%, and 1 421 million USD with an effective tax rate of 27.2% in 9M09. Income tax expense was impacted by the results of Anheuser-Busch US being taxed at a marginal rate of 40%, and higher realized profits at AmBev Brazil taxed at a marginal tax rate of 34%. For the full year, we continue to expect an effective tax rate of 25-27%

•

Profit attributable to minority interests was 298 million USD in 3Q09, a decrease from 307 million USD in 3Q08 as reported, and 854 million USD in 9M09, slightly below the 866 million USD achieved in 9M08 as reported

Reconciliation between Normalized EBITDA and profit attributable to equity holders:

Normalized EBITDA and EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) Minority interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance cost, (v) Non-recurring net finance cost, (vi) Non-recurring items and (vii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit attributable to equity holders as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AB InBev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Figure 5 - Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million usd)

	3Q09	3Q08 Reported	9M09	9M08 Reported
Profit attributable to equity holders of AB InBev	1 546	691	3 334	1 898
Minority interest	298	307	853	866
Profit	1 844	998	4 187	2 764
Income tax expense	601	275	1 421	507
Share of results of associates	-157	-1	-385	-4
Non recurring net finance cost	-5	38	-5	38
Net finance cost	971	243	2 963	756
Non-recurring items	-412	118	-318	172
Normalized EBIT	2 842	1 671	7 863	4 233
Depreciation, amortization and impairment	707	467	2 069	1 302
Normalized EBITDA	3 549	2 138	9 932	5 535

Brussels, 12 November 2009 – 12 / 19

OUTLOOK

We anticipate fourth quarter year-over-year EBITDA growth in line with the third quarter. Demand trends remain soft, but we see improved volume performance in the fourth quarter 2009 compared with third quarter year-over-year results.

Despite the challenging economic conditions, we expect a further step up in our investment in sales and marketing programs in the fourth quarter as we fund new product launches and drive Focus Brand growth. Moreover, we should see a significant increase in administrative expenses reflecting higher accruals for variable compensation compared to 2008, when most Zones reversed accruals as a result of business performance in that period. In addition, we face tougher synergy comparisons.

We now project Cost of Sales per hectoliter to decline slightly percentagewise for 2009 in total, a somewhat more optimistic outlook than previously anticipated.

Two items will impact fourth quarter net finance costs. As a result of the 5.5 billion USD of notes issued on 13 October and the resulting pay-down of senior Facility “A” and part of senior Facility “C”, our net finance costs in 4Q09 will include incremental accretion expenses of 86 million USD and an interest rate hedging loss of 240 million USD, as hedging instruments for the re-paid parts of Facility “C” are no longer effective. While the accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment will be spread over 2010 and 2011.

We have overachieved against our commitment to execute 7 billion USD of divestitures, and continue to work toward delivering on our other 2009 commitments:

1.	Capturing 1 billion USD of synergies from Anheuser-Busch in 2009, of which 875 million USD have been achieved in 9M09

2.	Releasing at least 500 million USD of working capital in the US while continuing to strive for improvements at the former InBev

3.	Maintaining pricing discipline in relevant markets while continuing to support our Focus Brands

4.	Reducing capital expenditures by at least 1 billion USD from the 2008 combined base while not compromising the quality of our products and the safety of our people

5.	Enhancing the maturity and currency profile of our outstanding debt

6.	Optimizing the effective tax rate of the combined company towards the 25-27% range

Brussels, 12 November 2009 – 13 / 19

RECENT EVENTS

Asset disposals

On 15 October, Anheuser-Busch InBev announced that it had entered into a definitive agreement for the sale of our Central European operations to CVC Capital Partners for an enterprise value of 2 231 million USD and additional rights to a future payment estimated up to 800 million USD contingent on CVC’s return on its initial investment. The 2 231 million USD enterprise value is comprised of:

•	1 618 million USD in cash

•

448 million USD in an unsecured subordinated deferred payment obligation with a six year maturity, which can be automatically extended by up to two years in the event of restructuring of the senior debt financing, bearing interest at 8-15%

•	165 million USD in minority interests, assuming market value at close on 14 October 2009

On 7 October, Anheuser-Busch InBev announced that it had entered into a definitive agreement for the sale of Busch Entertainment Corporation to The Blackstone Group for up to 2.7 billion USD. The purchase price will be comprised of a cash payment on closing of 2.3 billion USD and a right to participate in Blackstone’s return on its initial investment capped at 400 million USD.

Notes issue

On 13 October, Anheuser-Busch InBev announced the pricing of 5.5 billion USD aggregate principal of notes, consisting of 1.5 billion USD aggregate principal amount of notes due 2012, 1.25 billion USD aggregate principal amount of notes due 2015, 2.25 billion USD aggregate principal amount of notes due 2020, and 500 million USD aggregate principal amount of notes due 2040. The notes will bear interest at an annual rate of 3.000% for the 2012 notes, 4.125% for the 2015 notes, 5.375% for the 2020 notes, and 6.375% for the 2040 notes. The majority of the proceeds were used to repay a portion of Facility C of our acquisition financing more than two years ahead of the November 2011 maturity date.

Internal Transfer of Treasury Shares

The company will purchase, on 12 November 2009 shortly after the close of Euronext Brussels, 8 300 000 treasury shares directly (over-the-counter) from its fully owned subsidiary Brandbrew SA. The purchase price will be equal to the closing price of the company’s share on Euronext Brussels on 12 November 2009. The transaction is cash neutral for the group.

The financial data included in this document have not been subject to an audit or a review by our statutory auditor.

Brussels, 12 November 2009 – 14 / 19

Annexes

•	Annex 1: Third quarter 2009 (3Q09) segment information

•	Annex 2: Nine months 2009 (9M09) segment information

Agenda for 12 November 2009

•	Conference call 3Q09 results for investors

3.00 p.m. CET / 2.00 p.m. BST / 9.00 a.m. EST - full registration details are available at

http://www.ab-inbev.com/go/investors/events calendar/3Q09 results.cfm

Disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of AB InBev with respect to, among other things, AB InBev’s strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits, and the synergies it is able to achieve. These statements involve risks and uncertainties. The ability of AB InBev to achieve these objectives and targets is dependent on many factors which are outside of management’s control. In some cases, words such as “believe”, “intend”, “expect”, “anticipate”, “plan”, “target”, “will” and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect AB InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of AB InBev’s registration statement on Form 20-F filed with the US Securities and Exchange Commission on 14 September 2009. , AB InBev cannot assure you that the future results, level of activity, performance or achievements of AB InBev will meet the expectations reflected in the forward-looking statements. Moreover, neither AB InBev nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Unless AB InBev is required by law to update these statements, AB InBev will not necessarily update any of these statements after the date of this release, either to confirm the actual results or to report a change in its expectations.

Brussels, 12 November 2009 – 15 / 19

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven company, Anheuser-Busch InBev manages a portfolio of nearly 300 brands that includes global flagship brands Budweiser, Stella Artois and Beck’s, fast growing multi-country brands like Leffe and Hoegaarden, and strong “local jewels” such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona brand. Anheuser-Busch InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Horen brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, established in 1860 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its 120,000 employees based in operations in over 30 countries across the world. The company strives to be the Best Beer Company in a Better World. On a combined basis for 2008, the company would have generated revenues of 39 billion USD. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms	Robert Ottenstein
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: robert.ottenstein@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com

Brussels, 12 November 2009 – 16 / 19

Annex 1 - 3Q09 segment information (million usd)

AB InBev Worldwide	3Q08 Combined	Scope	Currency translation	Organic growth	3Q09	Organic growth
Total volumes (thousand hls)	112 257	-2 167	0	-3 481	106 609	-3.2%
Of which AB InBev own beer	100 722	-2 690	0	-3 062	94 969	-3.1%
Revenue	10 893	-223	-863	-43	9 763	-0.4%
Cost of sales	-5 293	108	351	330	-4 505	6.4%
Gross profit	5 599	-115	-513	287	5 259	5.2%
Distribution expenses	-922	7	86	135	-694	14.7%
Sales and marketing expenses	-1 448	36	124	-23	-1 311	-1.6%
Administrative expenses	-573	6	51	-12	-528	-2.1%
Other operating income/expenses	134	-3	-15	2	117	1.2%
Normalized EBIT	2 789	-69	-267	389	2 842	14.3%
Normalized EBITDA	3 553	-81	-336	413	3 549	11.9%
Normalized EBITDA margin	32.6%				36.4%	394	bp

North America	3Q08 Combined	Scope	Currency translation	Organic growth	3Q09	Organic growth
Total volumes (thousand hls)	38 085	-756	0	-1 737	35 593	-4.7%
Revenue	4 232	0	-48	-94	4 090	-2.2%
Cost of sales	-2 177	0	14	191	-1 972	8.8%
Gross profit	2 055	0	-34	96	2 117	4.7%
Distribution expenses	-297	0	8	77	-212	26.1%
Sales and marketing expenses	-480	0	7	11	-461	2.4%
Administrative expenses	-231	0	3	73	-155	31.7%
Other operating income/expenses	2	4	0	-58	-53	—
Normalized EBIT	1 049	4	-16	200	1 236	19.0%
Normalized EBITDA	1 278	4	-18	203	1 466	15.8%
Normalized EBITDA margin	30.2%				35.9%	558	bp

Latin America - North	3Q08 Combined	Scope	Currency translation	Organic growth	3Q09	Organic growth
Total volumes (thousand hls)	23 777	-6	0	2 032	25 803	8.5%
Revenue	1 960	-1	-349	228	1 838	11.6%
Cost of sales	-674	1	115	-57	-615	-8.5%
Gross profit	1 287	0	-234	171	1 224	13.3%
Distribution expenses	-234	3	35	1	-194	0.6%
Sales and marketing expenses	-215	3	44	-72	-240	-34.0%
Administrative expenses	-101	1	24	-56	-132	-56.7%
Other operating income/expenses	39	0	-13	38	63	97.4%
Normalized EBIT	776	7	-144	82	721	10.5%
Normalized EBITDA	895	7	-164	94	831	10.4%
Normalized EBITDA margin	45.6%				45.2%	-48	bp

Latin America - South	3Q08 Combined	Scope	Currency translation	Organic growth	3Q09	Organic growth
Total volumes (thousand hls)	7 345	275	0	-411	7 208	-5.6%
Revenue	426	11	-77	58	419	13.6%
Cost of sales	-194	-6	32	-2	-170	-0.9%
Gross profit	232	4	-44	57	249	24.3%
Distribution expenses	-35	-1	8	-9	-37	-24.3%
Sales and marketing expenses	-48	-1	9	-12	-52	-25.1%
Administrative expenses	-20	0	4	-4	-20	-17.6%
Other operating income/expenses	-5	0	0	0	-4	-0.8%
Normalized EBIT	124	2	-23	32	135	26.3%
Normalized EBITDA	157	3	-30	41	171	26.6%
Normalized EBITDA margin	37.0%				40.9%	409	bp

Brussels, 12 November 2009 – 17 / 19

Annex 1 - 3Q09 segment information (million usd)

Western Europe	3Q08 Combined	Scope	Currency translation	Organic growth	3Q09	Organic growth
Total volumes (thousand hls)	9 179	155	0	-305	9 029	-3.3%
Of which AB InBev own beer	8 041	155	0	-98	8 098	-1.2%
Revenue	1 382	0	-146	-28	1 209	-2.0%
Cost of sales	-625	0	71	18	-535	2.9%
Gross profit	758	0	-75	-10	674	-1.3%
Distribution expenses	-163	0	14	26	-123	16.2%
Sales and marketing expenses	-273	0	22	50	-201	18.5%
Administrative expenses	-84	0	8	-3	-79	-3.3%
Other operating income/expenses	-37	4	-1	4	-30	13.2%
Normalized EBIT	202	4	-33	69	241	33.4%
Normalized EBITDA	327	4	-44	53	340	16.1%
Normalized EBITDA margin	23.6%				28.1%	442	bp

Central and Eastern Europe	3Q08 Combined	Scope	Currency translation	Organic growth	3Q09	Organic growth
Total volumes (thousand hls)	14 300	0	0	-2 402	11 898	-16.8%
Revenue	1 085	0	-247	-81	757	-7.4%
Cost of sales	-533	0	119	75	-339	14.1%
Gross profit	552	0	-128	-5	418	-1.0%
Distribution expenses	-124	0	22	33	-69	26.7%
Sales and marketing expenses	-189	0	42	12	-135	6.3%
Administrative expenses	-53	-1	8	7	-38	13.3%
Other operating income/expenses	-45	0	-1	12	-33	27.5%
Normalized EBIT	142	-1	-57	59	143	41.8%
Normalized EBITDA	248	-1	-86	66	227	26.5%
Normalized EBITDA margin	22.8%				30.0%	837	bp

Asia Pacific	3Q08 Combined	Scope	Currency translation	Organic growth	3Q09	Organic growth
Total volumes (thousand hls)	18 808	-2 203	0	-537	16 068	-3.2%
Revenue	731	-212	7	-11	515	-2.1%
Cost of sales	-390	98	-2	35	-258	12.0%
Gross profit	342	-114	5	24	257	10.7%
Distribution expenses	-33	0	-1	-1	-35	-3.0%
Sales and marketing expenses	-170	33	-1	4	-134	3.0%
Administrative expenses	-31	5	1	-6	-32	-24.4%
Other operating income/expenses	13	-7	0	-1	6	-14.5%
Normalized EBIT	121	-83	4	20	62	52.4%
Normalized EBITDA	175	-95	4	26	110	32.2%
Normalized EBITDA margin	24.0%				21.4%	396	bp

Global Export and Holding Companies	3Q08 Combined	Scope	Currency translation	Organic growth	3Q09	Organic growth
Total volumes (thousand hls)	763	368	0	-120	1 011	-10.6%
Revenue	1 076	-22	-3	-115	935	-11.0%
Cost of sales	-701	16	1	69	-615	10.1%
Gross profit	375	-6	-2	-46	320	-12.6%
Distribution expenses	-37	5	1	7	-25	21.8%
Sales and marketing expenses	-74	1	1	-17	-88	-23.2%
Administrative expenses	-54	1	3	-23	-73	-44.3%
Other operating income/expenses	166	-3	0	6	169	3.9%
Normalized EBIT	376	-2	3	-73	304	-19.6%
Normalized EBITDA	473	-2	2	-69	404	-14.7%

Brussels, 12 November 2009 – 18 / 19

Annex 2 - 9M09 segment information (million usd)

AB InBev Worldwide	9M08 Combined	Scope	Currency translation	Organic growth	9M09	Organic growth
Total volumes (thousand hls)	313 179	-2 519	0	-3 777	306 884	-1.2%
Of which AB InBev own beer	279 355	-3 859	0	-3 729	271 768	-1.4%
Revenue	30 195	-228	-3 031	525	27 461	1.8%
Cost of sales	-14 916	202	1 194	625	-12 894	4.2%
Gross profit	15 279	-26	-1 837	1 150	14 567	7.6%
Distribution expenses	-2 636	-23	319	370	-1 970	13.9%
Sales and marketing expenses	-4 174	37	442	113	-3 582	2.7%
Administrative expenses	-1 750	22	215	-105	-1 619	-6.0%
Other operating income/expenses	353	161	-50	3	467	0.9%
Normalized EBIT	7 071	172	-911	1 532	7 864	21.9%
Normalized EBITDA	9 262	162	-1 149	1 657	9 932	18.0%
Normalized EBITDA margin	30.7%				36.2%	487	bp

North America	9M08 Combined	Scope	Currency translation	Organic growth	9M09	Organic growth
Total volumes (thousand hls)	108 606	-2 213	0	-1 954	104 438	-1.8%
Revenue	11 974	0	-221	208	11 961	1.7%
Cost of sales	-6 088	57	60	214	-5 757	3.5%
Gross profit	5 886	57	-161	422	6 204	7.2%
Distribution expenses	-868	0	41	218	-610	25.1%
Sales and marketing expenses	-1 398	0	24	120	-1 254	8.6%
Administrative expenses	-692	19	13	207	-452	29.9%
Other operating income/expenses	-31	168	0	-116	20	-421.6%
Normalized EBIT	2 898	243	-84	851	3 908	29.3%
Normalized EBITDA	3 587	243	-95	868	4 603	24.2%
Normalized EBITDA margin	30.0%				38.5%	662	bp

Latin America - North	9M08 Combined	Scope	Currency translation	Organic growth	9M09	Organic growth
Total volumes (thousand hls)	71 021	-608	0	5 350	75 763	7.6%
Revenue	5 691	-23	-1 290	573	4 950	10.1%
Cost of sales	-1 975	18	400	-43	-1 600	-2.2%
Gross profit	3 716	-6	-890	529	3 349	14.3%
Distribution expenses	-670	8	125	20	-517	3.0%
Sales and marketing expenses	-630	8	166	-197	-654	-31.7%
Administrative expenses	-323	1	91	-132	-364	-41.1%
Other operating income/expenses	140	0	-41	55	153	39.0%
Normalized EBIT	2 232	11	-550	275	1 968	12.2%
Normalized EBITDA	2 567	11	-626	318	2 271	12.3%
Normalized EBITDA margin	45.1%				45.9%	96	bp

Latin America - South	9M08 Combined	Scope	Currency translation	Organic growth	9M09	Organic growth
Total volumes (thousand hls)	23 133	525	0	-609	23 049	-2.6%
Revenue	1 238	20	-178	222	1 302	17.8%
Cost of sales	-538	-12	77	-47	-520	-8.7%
Gross profit	700	8	-101	175	781	24.9%
Distribution expenses	-100	-4	19	-29	-115	-27.6%
Sales and marketing expenses	-140	-2	20	-8	-129	-5.4%
Administrative expenses	-49	0	7	-12	-54	-25.1%
Other operating income/expenses	0	0	0	-8	-7	—
Normalized EBIT	412	1	-56	120	476	29.2%
Normalized EBITDA	509	1	-72	145	583	28.6%
Normalized EBITDA margin	41.1%				44.8%	371	bp

Brussels, 12 November 2009 – 19 / 19

Annex 2 - 9M09 segment information (million usd)

Western Europe	9M08 Combined	Scope	Currency translation	Organic growth	9M09	Organic growth
Total volumes (thousand hls)	26 534	462	0	-1 509	25 487	-5.6%
Of which AB InBev own beer	22 921	462	0	-628	22 756	-2.7%
Revenue	3 930	2	-564	-109	3 258	-2.8%
Cost of sales	-1 835	0	283	94	-1 457	5.1%
Gross profit	2 096	2	-281	-15	1 801	-0.7%
Distribution expenses	-485	0	59	75	-351	15.5%
Sales and marketing expenses	-816	-2	96	142	-580	17.4%
Administrative expenses	-272	-1	41	-29	-262	-10.7%
Other operating income/expenses	-137	13	-8	49	-83	39.6%
Normalized EBIT	385	12	-93	222	526	56.0%
Normalized EBITDA	760	12	-138	176	810	22.8%
Normalized EBITDA margin	19.3%				24.9%	516	bp

Central and Eastern Europe	9M08 Combined	Scope	Currency translation	Organic growth	9M09	Organic growth
Total volumes (thousand hls)	36 722	0	0	-4 088	32 634	-11.1%
Revenue	2 661	0	-683	1	1 979	0.0%
Cost of sales	-1 332	0	337	71	-923	5.4%
Gross profit	1 329	0	-346	73	1 056	5.5%
Distribution expenses	-327	0	65	71	-191	21.7%
Sales and marketing expenses	-517	0	119	38	-361	7.3%
Administrative expenses	-132	-2	34	-26	-126	-19.5%
Other operating income/expenses	-121	0	-2	27	-96	22.6%
Normalized EBIT	231	-2	-129	182	283	79.5%
Normalized EBITDA	503	-2	-211	228	518	45.6%
Normalized EBITDA margin	18.9%				26.2%	857	bp

Asia Pacific	9M08 Combined	Scope	Currency translation	Organic growth	9M09	Organic growth
Total volumes (thousand hls)	45 027	-2 203	0	-803	42 021	-1.9%
Revenue	1 821	-206	-68	42	1 590	2.6%
Cost of sales	-977	130	23	-5	-830	-0.6%
Gross profit	844	-76	-45	37	760	4.8%
Distribution expenses	-83	-32	6	-3	-111	-2.4%
Sales and marketing expenses	-458	32	10	26	-390	6.0%
Administrative expenses	-86	-1	4	-26	-109	-30.7%
Other operating income/expenses	12	-7	1	6	12	127.4%
Normalized EBIT	229	-83	-23	40	163	27.1%
Normalized EBITDA	385	-95	-25	51	315	17.5%
Normalized EBITDA margin	21.1%				19.8%	224	bp

Global Export and Holding Companies	9M08 Combined	Scope	Currency translation	Organic growth	9M09	Organic growth
Total volumes (thousand hls)	2 137	1 518	0	-163	3 492	-4.5%
Revenue	2 879	-20	-26	-411	2 423	-14.4%
Cost of sales	-2 171	9	14	341	-1 807	15.8%
Gross profit	708	-10	-12	-70	616	-10.0%
Distribution expenses	-102	5	4	17	-76	17.8%
Sales and marketing expenses	-216	2	8	-8	-214	-3.9%
Administrative expenses	-197	5	25	-86	-253	-44.8%
Other operating income/expenses	490	-13	-1	-10	467	-2.2%
Normalized EBIT	684	-11	24	-158	540	-23.3%
Normalized EBITDA	953	-9	18	-129	832	-13.7%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: November 12, 2009	By:	/s/ B. Loore
Name: B. Loore
Title: VP Legal Corporate